Exhibit 19.1
TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller’s financial condition is strong.  At the end of the third quarter we had $308.4 million in cash on hand, amounting to $8.30 per share.  Our ratio of debt to total capitalization is a modest 29.4 percent.  We have a bank credit line of $200 million that is fully available.  We expect to fund our operating requirements, including capital expenditures, from internal sources.

Net income for the third quarter was $18.7 million, or 50 cents per diluted share, which compares with net income of $31.3 million, or 84 cents per diluted share, for the third quarter of fiscal 2007.  The third quarter of 2008 includes a pre-tax charge of $3.3 million to write-down certain inventories to the lower-of-cost-or-market that resulted from falling copper prices.  Net sales for the three months ended September 27, 2008 were $665.5 million, compared with net sales of $693.7 million for the third quarter of 2007.  The third quarter of 2007 included a one-time gain of approximately $8.9 million (pre-tax) pertaining to a favorable copper antitrust litigation settlement.

Mueller’s earnings for the first nine months of 2008 were achieved despite the adverse conditions in the housing industry and the turbulence in the financial markets.  We remain focused on enhancing our operations and providing our customers with superior service.

We believe that our financial and operating strengths will allow us to take advantage of opportunities, which are likely to arise in the current economic environment.  One such opportunity arose on October 9, 2008 when we repurchased $122.9 million of our outstanding 6% Subordinated Debentures at 84 percent of face value.  This transaction will result in a fourth quarter gain of $19.1 million.

Very Truly Yours,

/s/ Harvey L. Karp	/s/ William D. O’Hagan
Harvey L. Karp	William D. O’Hagan
Chairman of the Board	President and Chief Executive Officer

October 21, 2008

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.  These filings are available through our website at www.muellerindustries.com.

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
	For the Quarter Ended		For the Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(In thousands, except per share data)

Net sales	$665,496	$693,682	$2,123,075	$2,076,111

Cost of goods sold	588,469	603,219	1,861,475	1,801,543
Depreciation and amortization	11,529	11,582	33,517	33,854
Selling, general, and administrative expense	35,674	36,246	108,583	110,144
Copper antitrust litigation settlement	—	(8,865)	—	(8,865)

Operating income	29,824	51,500	119,500	139,435

Interest expense	(5,050)	(5,384)	(15,755)	(16,567)
Other income, net	2,319	4,060	7,287	10,938

Income before income taxes	27,093	50,176	111,032	133,806

Income tax expense	(8,422)	(18,852)	(37,992)	(47,171)

Net income	$18,671	$31,324	$73,040	$86,635

Weighted average shares for basic earnings per share	37,136	37,075	37,117	37,054
Effect of dilutive stock options	176	234	238	185

Adjusted weighted average shares for diluted earnings per share	37,312	37,309	37,355	37,239

Basic earnings per share	$0.50	$0.84	$1.97	$2.34

Diluted earnings per share	$0.50	$0.84	$1.96	$2.33

Dividends per share	$0.10	$0.10	$0.30	$0.30

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 27, 2008	December 29, 2007
	(In thousands)
Assets
Cash and cash equivalents	$308,351	$308,618
Accounts receivable, net	350,290	323,003
Inventories	260,937	269,032
Other current assets	38,849	39,694

Total current assets	958,427	940,347

Property, plant, and equipment, net	294,530	308,383
Other assets	203,399	200,474

	$1,456,356	$1,449,204

Liabilities and Stockholders’ Equity
Current portion of long-term debt (Note 1)	$160,453	$72,743
Accounts payable	125,239	140,497
Other current liabilities	120,439	121,813

Total current liabilities	406,131	335,053

Long-term debt	158,726	281,738
Pension and postretirement liabilities	34,980	36,071
Environmental reserves	8,853	8,897
Deferred income taxes	52,784	52,156
Other noncurrent liabilities	3,041	2,029

Total liabilities	664,515	715,944

Minority interest in subsidiary	26,558	22,765

Stockholders’ equity	765,283	710,495

	$1,456,356	$1,449,204

Note 1 - September 27, 2008 balance includes $122.9 million principal of 6% Subordinated Debentures repurchased on October 9, 2008.